                           Filer:  Santa Fe Snyder Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                           Subject Company: Santa Fe Snyder Corporation
                           Commission File No. 1-7667

                           DEVON ENERGY & SANTA FE SNYDER

[Slide Presentation]

         Pursuant to the May 26, 2000 announcement of the proposed merger of Devon Energy Corporation and Santa Fe Snyder Corporation, the following is a slide presentation that will be presented at investor conferences with regard to the proposed merger.

SLIDE 1 - TITLE SLIDE "DEVON ENERGY & SANTA FE SNYDER"

SLIDE 2 - RISK FACTORS

         "For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see Form 8-K dated January 26, 2000 and form 10-K dated March 30, 2000. All data presented assumes an effective merger date of December 31, 1999 adjusted for certain subsequent acquisitions, divestitures and financial transactions."

SLIDE 3 - DEVON OVERVIEW

o        Top 10 among U.S.-based independents
o        Proved oil and gas reserves of 670 MMBOE (12/31/99)
o        81% North America / 19% International
o        Production mix: 62% gas / 38% oil
o        Enterprise value approximating $5 billion
o        Investment grade credit

SLIDE 4 - TOTAL PROVED RESERVES

(Bar graph showing Devon's proved reserves from 1987 to 1999 in MMBoe at year-end)

-------------------------------------------------------------------------------------------------------------
  1987      1988    1989    1990     1991    1992    1993     1994    1995    1996     1997    1998    1999
-------------------------------------------------------------------------------------------------------------
    8        22      30      32       36      61      78      106     115      179     184     299     670
-------------------------------------------------------------------------------------------------------------


Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.

SLIDE 5 -RESERVES PER COMMON SHARE

 (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

--------------------------------------------------------------------------------------------------------------------------------
   1987       1988      1989     1990*     1991*     1992*     1993     1994      1995     1996*     1997*     1998*     1999
--------------------------------------------------------------------------------------------------------------------------------
   1.31       2.56      2.61      2.82      3.13      2.96     3.76     4.79      5.18      4.84      4.94      5.61     7.78
--------------------------------------------------------------------------------------------------------------------------------

Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
*Fully Diluted

SLIDE 6 - NET DEBT PER BOE

         (Bar graph showing Devon's net debt per Boe from 1987 to 1999) (Long term debt less working capital)

-----------------------------------------------------------------------------------------------------------------
  1987      1988    1989    1990     1991    1992    1993     1994    1995     1996      1997     1998    1999
-----------------------------------------------------------------------------------------------------------------
  1.16      1.33    0.19    0.74     0.78    0.68    0.83     0.85    1.17    -0.07     -0.34     1.25    1.47
-----------------------------------------------------------------------------------------------------------------

Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
(1) Presented net of the book value of Devon's 7.1 million shares of Chevron common stock.

SLIDE 7 - DEVON'S OPERATING RESULTS

         Cash Margin Per Share*             Earnings Per Share*
         1987     1999                      1987     1999
         -------------                      -------------
         1.15     6.03                      -0.17    1.46
         * Fully Diluted

SLIDE 8 - DRILLING ACTIVITY

o        1988 - 1999
              > 2,400 wells drilled
o        Historically high success rates

SLIDE 9 - MERGERS & ACQUISITIONS

         PennzEnergy Company, 1999, $2.6Bn
         Northstar Energy, 1998, $759MM
         Kerr McGee Corp, North American Onshore Assets, 1996, $254MM

SLIDE 10 - FOR IMMEDIATE RELEASE

         May 25, 2000 -- Devon Energy and Santa Fe Snyder to merge creating a top 5 U.S. independent oil and gas company.

SLIDE 11 - TRANSACTION SUMMARY
o        Structure: non-taxable merger
o        Equity Ownership:  68% Devon
                            32% Santa Fe Snyder
o        Exchange Ratio:  approximately 40.3 MM
             common shares, or .22 DVN per SFS share
o        Board of Directors: proportional representation

SLIDE 12 - STRATEGIC RATIONALE
o        Critical mass
o        Per share accretion
o        Core area overlap
o        International growth platform
o        $30 - $35 million annual cost savings

SLIDE 13 - THE COMBINED COMPANY

         Proved Reserves:                      1,056 MMBoe
         Reserve profile:                      76% North America
                                               24% International
         Proved Developed:                     72%
         Production Mix:                       57% gas/43% oil
         R/P Ratio:                            8.9 years
         Credit Rating:                        Investment Grade
         Undeveloped Acreage (net)             31.9 million

SLIDE 14 - PROVED RESERVES - YEAR-END 1999

         (Bar Graph, reserves in MMBoe)

-------------------------------------------------------------------------------------------------------------
   APC/UPR       BR        DVN        KMG       APA        PXD        EOG        OEI        MUR       XTO
-------------------------------------------------------------------------------------------------------------
    1942        1709      1056        915       807        605        602        415        401       337
-------------------------------------------------------------------------------------------------------------

Note: Reflects proved reserves at 12/31/99 adjusted for material acquisitions and divestitures.
Represents Pro-forma Devon.

SLIDE 15 - RESERVES PER COMMON SHARE

 (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     1999
  1987     1988    1989    1990*    1991*     1992*     1993    1994   1995    1996*     1997*     1998*     1999    Pro
                                                                                                                     Forma
----------------------------------------------------------------------------------------------------------------------------
  1.31     2.56    2.61    2.82      3.13      2.96     3.76    4.79   5.18     4.84      4.94      5.61     7.78    8.36
----------------------------------------------------------------------------------------------------------------------------

Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
*Fully Diluted

SLIDE 16 - OPERATING RESULTS

                          Quarter Ended March 31, 2000

                          Actual          Pro Forma       Cost Savings(1)
EBITDA ($MM)               $255              $396           $404
Cash Margin to Common      $200              $321           $327

Shares O/S (MM)              86.2             126.3          126.3
Cash Margin/Share          $  2.32           $  2.54        $  2.59

(1) Includes estimated annual G&A and LOE savings of $30 million taxed at 40%.

SLIDE 17 - FINANCIAL STRENGTH

                          Quarter Ended March 31, 2000

                                 Actual     Pro Forma       Cost Savings(1)

EBITDA ($MM)                      $255         $396              $404
Total Net Debt(2)               $1,046       $2,149            $2,149

EBITDA/Interest                   10.1x        10.2x             10.4x
Net Debt/Annualized EBITDA         1.0x         1.4x              1.3x


(1) Includes estimated annual G&A and LOE savings of $30 million taxed at 40%.
(2) Net of the market value of Devon's 7.1 million shares of Chevron common stock.

SLIDE 18 - CORE AREA OVERLAP

                                     DVN       SFS     Pro Forma    % Total
                                     ---       ---     ---------    -------
Rocky Mountains                      113.8    105.3       219.1        20.7%
Permian Basin                        120.3     95.0       215.3        20.4%
Gulf of Mexico/Gulf Coast             85.0     57.0       142.0        13.4%
Canada                               120.5       -        120.5        11.4%
Mid-Continent                        103.0       -        103.0         9.8%
International                        127.2    129.0       256.2        24.3%
   Totals                            669.8    386.3      1056.1       100.0%

SLIDE 19 - NORTH AMERICAN OPERATIONS

         Bar charts and map showing Devon's reserves growth (year-end vs. pro forma year-end) in the Rocky Mountains, Permian Basin and the Gulf of Mexico/Gulf Coast.

SLIDE 20 - ROCKY MOUNTAINS

         Map showing Devon and Santa Fe Snyder key properties in the Rocky Mountains.

o        219 MMBoe Pro Forma
o        Gas leveraged
o        Improving differentials
o        Shared coalbed methane technologies

SLIDE 21 - GULF OF MEXICO

         Map showing Devon and Santa Fe Snyder offshore blocks in the Gulf of Mexico.

SLIDE 22 - INTERNATIONAL OPERATIONS

         International map showing the countries in which Devon and Santa Fe Snyder have production and/or exploration.

SLIDE 23 - INTERNATIONAL RESERVES POSITION

                                            Reserves at     % Total
                              Company         12/31/99       Company
                              -------       -----------     ---------
Azerbaijan                      DVN            107.7           10.2%
Indonesia                       SFS             62.4            5.9%
Argentina                       SFS             33.2            3.1%
Brazil                          SFS             13.9            1.3%
Gabon                           SFS             10.4            1.0%
Other                        DVN/SFS            28.7            2.7%
  Totals                                       256.3           24.2%

SLIDE 24 - AZERBAIJAN

         Middle East map showing Azerbaijan and pipelines in the area.

SLIDE 25 - SOUTHEAST ASIA

         Southeast Asia map showing the general location of the following areas: B7/38, PM308, Jabung, Jambi B, Tuban

SLIDE 26 - SOUTH AMERICA

         South America map showing the general location of the following basins: Cuyo Basin, Neuquen Basin, Potiguar Basin, Sergipe-Alagoas Basin, Espirito Santo Basin, San Jorge Basin

SLIDE 27 - PEARL RIVER BASIN

         South China/South China Sea map showing the general location of the following offshore areas: Bootes Discovery, Ursa Discovery

SLIDE 28 - WEST AFRICA

         West Africa map showing the general location of the following offshore areas: CI-24/202, Keta, Agali, Kowe, Marine IX

SLIDE 29 - CAPITAL EXPENDITURES

         (Bar graph showing Devon's proved reserves from 1987 to 1999 in MMBoe at year-end)

         1996     1997     1998     1999    2000E    2000E Pro Forma
         -----------------------------------------------------------
         77       115      275      217     500      850

         Note: 1996-1997 represents historical Devon as reported prior to 1998 Northstar merger.

SLIDE 30 - DECADE OF OPPORTUNITIES

o        2000              - 1st significant Powder River CBM production
o        2001              - Foothills development/tie-in
o        2002              - Initial South Sumatra gas production
o        2003              - Powder River CBM fully on stream
                           - Initial Pearl River Basin production
o        2004 - 2006       - Raton Basin CBM peak production
o        2005 - 2010       - Azerbaijan peak production (?)

SLIDE 31 - TIME LINE

o        May 26:           DVN and SFS announce merger
o        Late June:        File preliminary proxy materials
o        Early Sept:       File definitive proxy materials
o        Early Oct:        Shareholder meetings
o        Early Oct:        Close merger

SLIDE 32 - TITLE SLIDE "DEVON ENERGY & SANTA FE SNYDER"

                              ********************

The following is preliminary pro forma information used by participants in the solicitation on behalf of Santa Fe Snyder Corporation.


Devon Energy Corporation
Unaudited Pro Forma Capitalization
As of March 31, 2000
(In Thousands)

                                                       ------------------------------------------------------------------------
                                                             Devon           Santa Fe        Adjustments        Pro Forma
                                                       ------------------------------------------------------------------------
 Net working capital surplus (deficit)                 $    68,422        $   (10,200)                          $   58,222
 Borrowings under credit facilities with banks             355,560            495,300        $  57,000             907,860
 Debentures exchangeable into Chevron common stock
        4.90%, due 8/15/2008                               443,807                                                 443,807
        4.95%, due 8/15/2008                               316,506                                                 316,506
 Market value of Chevron common stock  (2)                                                                        (661,631)
 Other debentures
        10.25%, due 11/1/2005                              250,000                                                 250,000
        10.125%, due 11/15/2009                            200,000                                                 200,000
        Unamortized premium on debentures                   36,444                                                  36,444
 Other unsecured notes
        Senior notes, 8.05%, due 6/15/2004                                    125,000                              125,000
        Unaccreted discount on note                                                                                 (1,300)
        Senior subordinated notes, 8.75%, due
          6/15/2007                                                           175,000                              175,000
 Other long-term obligations
        Deferred revenue associated with forward
          sale (3)                                                            152,000                              152,000
        Other                                              173,680             89,900                              263,580
                                                       ------------------------------------------------------------------------
 Total indebtedness net of working capital (Net Debt)    1,045,944          1,046,100            57,000          2,149,044
                                                       ------------------------------------------------------------------------
 Preferred stock  (perpetual preferred, 6.5% coupon)       150,000                                                 150,000
                                                       -----------                                              ----------
 Total Net Debt plus preferred                         $ 1,195,944       $  1,046,100        $   57,000         $2,299,044
                                                       ========================================================================

(1) This adjustment represents the total estimated transaction costs (e.g., severance, relocation, professional fees, etc.).

(2) Devon owns 7.1 million shares of Chevron common stock, which underlie the exchangeable debentures. The market value is based on the share price of Chevron common stock on May 25, 2000, of $93 3/16.

(3) Santa Fe entered into two crude oil forward sales contracts in August 1999 and January 2000. This amount of deferred revenue represents the remaining obligation of Santa Fe to deliver a total of 9.0 million barrels of oil during the period April 2000 through August 2002, deliverable straight-line at 311,000 barrels per month.

Devon Energy Corporation
Pro Forma Combined Reserve Data

                                                                Estimated reserves as of 12/31/99 (1)

                                                          Devon                Santa Fe Snyder                Combined
                                                   Amount      Portion       Amount      Portion         Amount       Portion
                                                   ------      -------       ------      -------         ------       -------
Reserve Breakdown:
     Oil (MMBo)                                     303.9        45.4%        192.8        49.9%          496.7         47.0%
     NGLs (MMBo)                                     49.8         7.4%         18.0         4.7%           67.8          6.4%
     Gas (Bcf)                                    1,896.5        47.2%      1,053.1        45.4%        2,949.6         46.5%
            Total (MMBoe)                           669.8                     386.3                     1,056.1
            Contribution                                         63.4%                     36.6%                       100.0%

     PD (MMBoe)                                     510.5        76.2%        259.4        67.2%          769.9         72.9%
     PUD (MMBoe)                                    159.3        23.8%        126.9        32.8%          286.2         27.1%

Principal Areas (in MMBoes):
     Permian Basin                                  120.3        18.0%         95.0        24.6%          215.3         20.4%
     GOM/Gulf Coast and Other Offshore               85.0        12.7%         57.0        14.8%          142.0         13.4%
     Rocky Mountain                                 113.8        17.0%        105.3        27.3%          219.1         20.7%
     Mid-Continent & Other                          103.0        15.4%        103.0         9.8%
     Canada                                         120.5        18.0%        120.5        11.4%
Subtotal North America                              542.6        81.0%        257.3        66.6%          799.9         75.7%

     Azerbaijan                                     107.7        16.1%        107.7        10.2%
     Argentina/Brazil                                                          47.0        12.2%           47.0          4.5%
     Southeast Asia                                                            71.6        18.5%           71.6          6.8%
     West Africa                                                               10.4         2.7%           10.4          1.0%
     Egypt                                            2.3         0.3%                                      2.3          0.2%
     Venezuela                                       17.2         2.6%                                     17.2          1.6%
Subtotal International                              127.2        19.0%        129.0        33.4%          256.2         24.3%

Grand Total                                         669.8       100.0%        386.3       100.0%        1,056.1        100.0%

Pre-tax  SEC PV 10% (in millions)  (1)             $3,634                    $2,178                    $5,812
--------------------------------------
            Contribution                                         62.5%                     37.5%                       100.0%
------------------------------------------------------------------------------------------------------------------------------

(1) Reserve data taken from the Annual Reports and Form 10-K filings of the companies.

                                INVESTOR NOTICES

The foregoing information includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Devon and Santa Fe Snyder. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Devon and Santa Fe Snyder with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4505, e-mail: nakita.rizzo@dvn.com. The joint proxy statement/prospectus and such other documents (relating to Santa Fe Snyder) may also be obtained for free from Santa Fe Snyder by directing such request to:
Santa Fe Snyder Corporation, 840 Gessner, Suite 1400, Houston, Texas 77024,
Attention: Investor Relations, telephone: (713) 507-5775, e-mail: jokeefe@santafe-snyder.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.

                              ********************